February 11, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Roger H. Schwall

Re:	Golden Minerals Company
Registration Statement on Form S-1 (File No. 333-162486)

Dear Mr. Schwall:

Golden Minerals Company (the “Company”) hereby withdraws its request, dated February 10, 2010, for acceleration of the effective date of the above-referenced Registration Statement.

Please contact Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 should you have any questions or comments.

Sincerely,

/s/ ROBERT P. VOGELS
ROBERT P. VOGELS
Senior Vice President and Chief Financial Officer

350 Indiana Street • Suite 800 • Golden, Colorado 80401 • Main (303) 839-5060 • Fax (303) 839-5907

www. GoldenMinerals.com